EXHIBIT 99.1

PRESS RELEASE DATED NOVEMBER 28, 2011

GRANT OF INCENTIVE STOCK OPTIONS

NOVEMBER 28, 2011 – CALGARY, ALBERTA – MILL CITY GOLD CORP. (“Mill City” and/or the “Company”)(TSX-V: MC, OTCQB: MCYGF, FWB: NJ6) has today granted to  consultants of the Company incentive stock options to purchase a total of 800,000 common shares of the Company under the Company’s current stock option plan.  The options will vest as to 25% upon the date of grant and 12½% every quarter thereafter with an expiry date of November 28, 2016 and are exercisable at a price of $0.10 per share.

For further information please contact James R. Brown at 403-640-0110 or visit the Company’s website at www.millcitygold.com

ON BEHALF OF THE BOARD OF DIRECTORS

“James R. Brown”

James R. Brown

Chairman, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.